UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRIGHT GREEN CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10920G100

(CUSIP Number)

July 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920G100

1	NAME OF REPORTING PERSON Lynn Stockwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 72,011,618(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,011,618(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,011,618(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.86% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 69,183,658 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (ii) warrants to purchase 2,827,960 shares of Common Stock, held by Lynn Stockwell, a director of the Issuer.
(2)	Based on 179,629,858 shares of Common Stock issued and outstanding as of August 16, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 16, 2023.

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This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the Reporting Person with respect to Common Stock of the Issuer.

ITEM 1.	Security and Issuer.

The class of equity security to which this Amendment No. 1 relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 1033 George Hanosh Boulevard, Grants, NM 87020. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Amendment No. 1 is being filed by Lynn Stockwell.

(b) The business address of the Reporting Person is c/o Bright Green Corporation, 1033 George Hanosh Boulevard, Grants, NM 87020.

(c) Ms. Stockwell is a director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Canada.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On June 5, 2022, the Issuer and LDS Capital LLC (“LDS”), whose managing member is the Reporting Person, entered into an unsecured line of credit in the form of a note, which provided that the Issuer could borrow up to $5 million from LDS, which amount was increased to $10 million on November 14, 2022 (as amended, the “Note”). On January 31, 2023, LDS assigned the Note the Reporting Person.

As of August 31, 2023, all amounts of principal interests and other costs under the Note were $3,619,788.94 (the “Repayment Obligation”). In connection with the Repayment Obligation, on September 1, 2023, the Issuer and the Reporting Person entered into an agreement, pursuant to which, in consideration for the cancellation and full satisfaction of the Repayment Obligation, the Issuer issued to the Reporting Person (i) 2,827,960 shares of Common Stock, representing a conversion of outstanding principal at $1.15 per share, and (ii) warrants representing a conversion of outstanding principal at $0.13 per warrant to purchase up to 2,827,960 shares of Common Stock at a price of $3.00 per share.

Between July 18, 2023 and August 22, 2023, the Reporting Person engaged in a series of transactions for bona fide estate planning purposes, whereby the Reporting Person received 2,500,000 shares from the Reporting Person’s adult child as a gift, and gifted an aggregate of 977,777 shares to family members of the Reporting Person.

On August 31, 2023, the Reporting Person sold an aggregate of 250,000 shares of the Issuer’s common stock in open market transactions.

ITEM 4.	Purpose of Transaction.

The Reporting Person is a member of the board of directors of the Issuer. In this capacity, the Reporting Person takes and will continue to take an active role in the Issuer’s strategic direction. Additionally, in her capacity as stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, her investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

Other than as described above and other than in her capacity as a member of the board of directors of the Issuer, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in such event, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

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ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to rows 7 through 13 of the respective cover pages of the individual Reporting Person to this Amendment No. 1 are incorporated herein by reference.

The Reporting Person’ aggregate percentage of beneficial ownership is approximately 38.18% of the outstanding Common Stock. Calculations of the percentage is based on 179,629,858 shares of Common Stock issued and outstanding as of August 16, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2023, filed by the Issuer with SEC on August 16, 2023.

(c) Except as set forth in this Amendment No. 1, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person and any other person with respect to the Common Stock.

ITEM 7.	Material to Be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2023

By:	/s/ Lynn Stockwell
Name:	Lynn Stockwell
Title:	Director

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